SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A. Exact Name of Trust:             THE FIRST TRUST GNMA
                                    REINVESTMENT INCOME TRUST,
                                    SERIES 72

B. Name of Depositor:               NIKE SECURITIES L.P.

C. Complete Address of Depositor's  1001 Warrenville Road
   Principal Executive Offices:     Lisle, Illinois 60532

D. Name and Complete Address of     NIKE SECURITIES L.P.
   Agents for Service:              Attention: James A. Bowen
                                    1001 Warrenville Road
                                    Lisle, Illinois  60532

                                    CHAPMAN AND CUTLER
                                    Attention: Eric F. Fess
                                    111 West Monroe Street
                                    Chicago, Illinois  60603

E. Title and Amount of Securities   An indefinite number of Units
   Being Registered:                pursuant to Rule 24f-2
                                    promulgated under the
                                    Investment Company Act of
                                    1940, as amended

F. Proposed Maximum Offering Price Indefinite to the Public of the Securities
   Being Registered:

G. Amount of Filing Fee:            $0.00

H. Approximate Date of Proposed     _____ Check if it is proposed
   Sale to the Public:              that this filing will become
                                    effective on ___ at: ___ p.m.
                                    pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      THE FIRST TRUST GNMA


                            SERIES 72


                      CROSS REFERENCE SHEET


Pursuant to Rule 404(c) of Regulation C Under the Securities Act
                             of 1933


(Form N-8B-2 Items Required by Instruction 1 as to Prospectus on
                            Form S-6)

 FORM N-8B-2 ITEM NUMBER         FORM S-6 HEADING IN PROSPECTUS

            I.   Organization and General Information

1.   (a)  Name of trust
     (b)  Title of securities issued    Prospectus Front Cover
                                        Page

2.   Name and address of Depositor      Summary of Essential
                                        Information
                                        Information as to
                                        Sponsor, Trustee
                                        and Evaluator

3.   Name and address of Trustee        Summary of Essential
                                        Information
                                        Information as to
                                        Sponsor, Trustee
                                        and Evaluator

4.   Name and address of principal      Information as to
     underwriter                        Sponsor, Trustee
                                        and Evaluator

5.   Organization of Trust              The First Trust GNMA

6.   Execution and termination of       The First Trust GNMA
     Trust Agreement                    Other Information

7.   Changes of name                      *

8.   Fiscal year                          *

9.   Litigation                           *
 FORM N-8B-2 ITEM NUMBER         FORM S-6 HEADING IN PROSPECTUS

II.  General Description of the Trust and Securities of the Trust

10.  General information regarding      The First Trust GNMA
     trust's securities                 Public Offering
                                        Rights of Unit Holders
                                        Information as to
                                        Sponsor, Trustee
                                        and Evaluator
                                        Other Information

11.  Type of securities comprising      Prospectus Front Cover
     units                              Page
                                        The First Trust GNMA
                                        Portfolio

12.  Certain information regarding        *
     periodic payment certificates

13.  (a)  Load, fees, expenses, etc.    Prospectus Front Cover
                                        Page
                                        Summary of Essential
                                        Information
                                        The First Trust GNMA
                                        Rights of Unit Holders

     (b)  Certain information regarding   *
          periodic payment certificates

     (c)  Certain percentages           Prospectus Front Cover
                                        Page
                                        Summary of Essential
                                        Information
                                        The First Trust GNMA
                                        Public Offering

     (d)  Certain other fees, etc.      Rights of Unit Holders
          payable by holders

     (e)  Certain profits receivable    Public Offering
          by depositor, principal       Portfolio
          underwriter, trustee or
          affiliated persons

     (f)  Ratio of annual charges to      *
          income

14.  Issuance of trust's securities     Rights of Unit Holders
 FORM N-8B-2 ITEM NUMBER         FORM S-6 HEADING IN PROSPECTUS

15.  Receipt and handling of payments     *
     from purchasers

16.  Acquisition and disposition of     The First Trust GNMA
     underlying securities              Information as to
                                        Sponsor, Trustee
                                        and Evaluator

17.  Withdrawal or redemption           Public Offering
                                        Rights of Unit Holders

18.  (a)  Receipt and disposition       Prospectus Front Cover
          of income                     Page
                                        Rights of Unit Holders

     (b)  Reinvestment of               Rights of Unit Holders
          distributions

     (c)  Reserves or special funds     The First Trust GNMA
                                        Rights of Unit Holders

     (d)  Schedule of distributions       *

19.  Records, accounts and reports      Rights of Unit Holders

20.  Certain miscellaneous provisions   Information as to
     of Trust Agreement                 Sponsor, Trustee
                                        and Evaluator
                                        Other Information

21.  Loans to security holders            *

22.  Limitations on liability           The First Trust GNMA
                                        Information as to
                                        Sponsor, Trustee
                                        and Evaluator

23.  Bonding arrangements               Contents of Registration
                                        Statement

24.  Other material provisions of         *
     Trust Agreement

III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of Depositor          Information as to
                                        Sponsor, Trustee
                                        and Evaluator
     FORM N-8B-2 ITEM NUMBER    FORM S-6 HEADING IN PROSPECTUS

26.  Fees received by Depositor           *

27.  Business of Depositor              Information as to
                                        Sponsor, Trustee
                                        and Evaluator

28.  Certain information as to offi-      *
     cials and affiliated persons
     of Depositor

29.  Voting securities of Depositor       *

30.  Person controlling Depositor         *

31.  Payments by Depositor for            *
     certain services rendered to
     trust

32.  Payments by Depositor for            *
     certain services rendered
     to trust

33.  Remuneration of employees of         *
     Depositor for certain services
     rendered to trust

34.  Remuneration of other persons        *
     for certain services rendered
     to trust

         IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities Public Offering by states

36.  Suspension of sales of trust's       *
     securities

37.  Revocation of authority to distribute             *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering
     FORM N-8B-2 ITEM NUMBER     FORM S-6 HEADING IN PROSPECTUS

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriter                   Sponsor, Trustee
                                          and Evaluator

     (b)  NASD membership of principal  Information as to
          underwriter                   Sponsor, Trustee
                                          and Evaluator

40.  Certain fees received by             *
     principal underwriter

41.  (a)  Business of principal         Information as to
          underwriter                   Sponsor, Trustee
                                        and Evaluator

     (b)  Branch offices of principal     *
          underwriter

     (c)  Salesmen of principal           *
          underwriter

42.  Ownership of trust's securities      *
     by certain persons

43.  Certain brokerage commissions        *
     received by principal underwriter

44.  (a)  Method of valuation           Prospectus Front Cover
                                        Page
                                        Summary of Essential
                                        Information
                                        The First Trust GNMA
                                        Public Offering

     (b)  Schedule as to offering price   *

     (c)  Variation in offering price   Public Offering
          to certain persons

45.  Suspension of redemption rights      *

46.  (a)  Redemption valuation          Rights of Unit Holders

     (b)  Schedule as to redemption       *
               price
     FORM N-8B-2 ITEM NUMBER    FORM S-6 HEADING IN PROSPECTUS

47.  Maintenance of position in         Public Offering
     underlying securities              Rights of Unit Holders

         V.   Information Concerning the Trustee or Custodian

48.  Organization and regulation        Information as to
     of Trustee                         Sponsor, Trustee
                                        and Evaluator

49.  Fees and expenses of Trustee       The First Trust GNMA

50.  Trustee's lien                     The First Trust GNMA

 VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's    *
     securities

                   VII.  Policy of Registrant

52. (a) Provisions of trust agreement Rights of Unit Holders with respect to selection or elimination of underlying securities

     (b)  Transactions involving          *
          elimination of underlying
          securities

     (c) Policy regarding substitution Rights of Unit Holders or elimination of underlying securities

     (d)  Fundamental policy not          *
          otherwise covered

53.  Tax status of trust                The First Trust GNMA

          VIII.  Financial and Statistical Information.

54.  Trust's securities during            *
          last ten years

55.

56.  Certain information regarding        *

57.  periodic payment certificates
     FORM N-8B-2 ITEM NUMBER     FORM S-6 HEADING IN PROSPECTUS

58.

59.  Financial statements (Instructions Opinion of Independent
      1(c) to Form S-6)                 Public Accountants
                                        Statement of Net Assets
                                        of the Fund




*    Inapplicable, omitted, answer negative or not required.



        Preliminary Prospectus Dated January 8, 1997

    THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST, SERIES 72


_______ Units                           (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                 The First Trust (registered trademark)
                  GNMA Reinvestment Income Trust "GRIT"

The Trust consists of the underlying separate unit investment trust designated Series 71 (the "Trust"). The Trust consists of a portfolio of taxable mortgage-backed securities of the fully modified pass-through type, the payments of principal and interest on which are fully guaranteed by the Government National Mortgage Association ("GNMA"), including so-called "Ginnie Mae IIs," delivery statements relating to contracts for the purchase of certain such securities and an irrevocable letter of credit (the "Securities" or "Ginnie Maes"). All of the Securities in the Trust consist of pools of mortgages on 1- to 4-family dwellings with terms of up to 30 years.


The Objectives of the Trust are monthly distributions of interest through an investment in a portfolio of Ginnie Maes. With the deposit of the Securities in the Trust on February 21, 1996, the Initial Date of Deposit, the Sponsor established a percentage relationship between the principal amount of Ginnie Maes of specified interest rates and ranges of maturities in the Portfolio. From time to time, following the Initial Date of Deposit the Sponsor may deposit additional Securities in the Trust, and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any additional Securities deposited in the Trust will maintain as far as practical the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and ranges of maturities in the original Portfolio of the Trust. Precise duplication of this original percentage relationship may not be possible because fractions of Ginnie Maes may not be purchased and identical securities may not be available, but duplication will continue to be the goal in connection with any such additional Securities.


The guaranteed payment of principal and interest afforded by Ginnie Maes may make an investment in the Trust particularly well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. In addition, the ability to buy single Units (minimum purchase $1,000, $250 for tax-deferred retirement plans such as IRA accounts) during the initial offering period at a Public Offering Price per Unit of approximately $11.00 enables such investors to tailor the dollar amount of their purchases of Units to take the maximum possible advantage of the annual deductions available for contributions to such plans. Investors should consult with their tax advisers before investing. See "Why are Investments in the Trust Suitable for Retirement Plans?"

Reinvestment of Principal by the Trust. In an effort to minimize the effect of principal payments and prepayments during the period when, in the Sponsor's opinion, such reinvestment is practical (the "Reinvestment Period"), the Sponsor will direct the Trustee to reinvest all distributions of principal into additional Ginnie Maes which are similar as to maturity and interest rates as the Securities upon which the principal was received. The Sponsor currently expects the Reinvestment Period to last 8-10 years from the Initial Date of Deposit. There may be times in which such reinvestment will not be feasible because additional Ginnie Maes are not available or for other reasons described herein. Semi-annually, amounts in the Principal Account which cannot be reinvested during the Reinvestment Period will be distributed to Unit holders unless the amount available for distribution is less than $1.00 per 100 Units.

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



            The date of this Prospectus is February 21, 1996

For Information on Estimated Current Return (if applicable) and
Estimated Long-Term Return, see "Special Information." Estimated cash flows for the Trust are available upon request at no charge from the Sponsor.


The Public Offering Price per Unit during the initial offering period is equal to the aggregate offering price of the Securities in the Trust divided by the number of Units outstanding plus a sales charge of 4.25% of the Public Offering Price (which is equivalent to 4.439% of the net amount invested). In addition, on transactions entered into for settlement after February 26, 1996, there will be added an amount equal to accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust divided by the number of Units outstanding, plus a sales charge of 4.50% (which is equivalent to 4.712% of the net amount invested). At the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit would have been $11.1619 . See "How is the Public Offering
Price Determined?", particularly for the method of evaluation.


Each Unit represents an undivided interest in the principal and net income of the Trust in the ratio of one Unit for each $10.00 principal amount of Securities initially deposited in the Trust.


Monthly Distributions of interest received by the Trust will be paid in cash unless the Unit holder elects to have them automatically reinvested as described herein. See "How Can Distributions to Unit Holders be Reinvested?" Monthly distributions will be made on the last day of each month to all Unit holders of record on the first day of such month, commencing with the First Distribution on March 31, 1996. During the Reinvestment Period, it is the Trust's objective that distributions will consist entirely of interest. Amounts of principal which the Trustee is unable to reinvest during the Reinvestment Period will be distributed on June 30 and December 31 to all Unit holders of record on June 1 and December 1, respectively. After completion of the Reinvestment Period, amounts of principal will be distributed in the same manner as monthly distributions of interest income.


The Sponsor, although not obligated to do so, intends to maintain a market for the Units of the Trust at prices based upon the aggregate offering price of the Securities in the Trust during the initial offering period and at prices based upon the aggregate bid price of the Securities in the Trust after the initial offering period. In the absence of such a market, a Unit holder will nonetheless be able to dispose of the Units through redemption at prices based upon the bid prices of the underlying Securities (see "How May Units be Redeemed?").

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the volatility of interest rates and the early return of principal if reinvestment is not practical. See "What is the First Trust GNMA Reinvestment Income Trust?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                      of the Securities-February 21, 1996

               Sponsor:   Nike Securities L.P.
               Trustee:   The Chase Manhattan Bank (National Association)
             Evaluator:   Securities Evaluation Service, Inc.

                                                                        The First Trust
                                                                        GNMA
                                                                        Reinvestment
                                                                        Income Trust,
                                                                        Series 71
                                                                        _____________
General Information
Principal Amount of Securities in the Trust                             $1,570,192
Number of Units                                                            157,019
Fractional Undivided Interest in the Trust per Unit                      1/157,019
Public Offering Price:
  Aggregate Offering Price Evaluation of Securities in the Portfolio    $1,678,143
                                                                        ==========
  Aggregate Offering Price Evaluation per Unit                          $  10.6875
  Sales Charge (1)                                                      $    .4744
                                                                        __________
Public Offering Price per Unit (2)                                      $  11.1619
                                                                        ==========
Sponsor's Initial Repurchase Price per Unit (2)                         $  10.6875
Redemption Price per Unit                                               $  10.6625
Excess of Public Offering Price per Unit Over
   Redemption Price per Unit (3)                                        $    .4994
Excess of Sponsor's Initial Repurchase Price per Unit
   Over Redemption Price per Unit (3)                                   $    .0250


First Settlement Date                   February 26, 1996
Mandatory Termination Date              December 31, 2045
Discretionary Liquidation Amount        A Trust may be terminated if the
                                        principal amount thereof is less
                                        than the lower of $2,000,000 or
                                        40% of the total principal
                                        amount of Securities deposited
                                        in a Trust during the primary
                                        offering period.
Supervisory Fee (4)                     Maximum of $.0015 per Unit
                                        outstanding annually. (5)
Evaluator's Fee                         $.0030 per Unit outstanding
                                        annually plus $0.25 per
                                        evaluation for each issue of
                                        underlying securities in excess
                                        of 50 issues (treating separate
                                        maturities as separate issues).
Estimated Organizational and
   Offering Costs (6)                   $.0020 per Unit.

  Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

[FN]
____________
(1) Sales charges for the Trust, expressed as a percentage of the Public Offering Price per Unit and in parenthesis as a percentage of the Aggregate Offering Price Evaluation per Unit, are as follows: 4.25% (4.439%).

(2) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Will There Be a Secondary Market?"

(3) See "How May Units be Redeemed?"

(4) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.0010 per Unit.

(5) Payable to an affiliate of the Sponsor.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering costs will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

             THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST

What is the First Trust GNMA Reinvestment Income Trust?


The First Trust GNMA Reinvestment Income Trust consists of the underlying separate unit investment trust designated as Series 71 (the "Trust"). The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor. On the Initial Date of Deposit, the Sponsor deposited with the Trustee delivery statements relating to contracts for the purchase of taxable mortgage-backed securities of the fully modified pass-through type, and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases (the "Securities" or "Ginnie Maes") including so-called Ginnie Mae IIs. The Trustee thereafter credited to the account of the Sponsor documents evidencing the entire ownership of the Trust. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.


The objectives of the Trust are monthly distributions of interest through an investment in a portfolio of Securities (the "Portfolio") consisting of Ginnie Maes guaranteed by the Government National Mortgage Association ("GNMA"). Although the Ginnie Maes are backed by the full faith and credit of the United States, the Units of the Trust, as such, are not backed by such full faith and credit. The Trust may be an appropriate medium for investors who desire to participate in a portfolio of taxable fixed income securities offering the safety of capital provided by securities backed by the full faith and credit of the United States, but who do not wish to invest the minimum $25,000 which is required for a direct investment in GNMA guaranteed securities. Because additional Securities may be deposited in the Trust as described herein, the Trust is not expected to retain its present size and composition. Any additional Securities deposited in the Trust will maintain as far as practical the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and ranges of maturities in the original portfolio of the Trust. Precise duplication of the original percentage relationship may not be possible due to the fact that Ginnie Maes of a specific range of maturities and interest rate may not be available and fractions of Ginnie Maes may not be purchased.


Reinvestment. During the period when, in the opinion of the Sponsor, such reinvestment is practical (the "Reinvestment Period"), the Sponsor will direct the Trustee to reinvest all payments and prepayments of principal from the underlying Ginnie Maes into additional Ginnie Mae securities which have similar maturities and interest rates as the Securities upon which the principal was received. The Sponsor currently expects the Reinvestment Period to last 8-10 years from the Initial Date of Deposit. Reinvestment of principal into additional Ginnie Maes during periods when interest rates are different from those prevailing at the Initial Date of Deposit will have the effect of increasing or decreasing monthly distributions of interest income from the Trust. Reinvestment of principal into the Ginnie Maes eligible for inclusion in the Trust will also have the effect of increasing the par value of the Units for reinvestment during periods of increasing interest rates from those prevailing at the Initial Date of Deposit and during periods of declining interest rates the par value of the Units will decrease. There may be times when the Principal Account of the Trust contains cash which cannot be reinvested because additional Ginnie Maes are not available or the amount of cash in the Principal Account is insufficient to buy additional Ginnie Maes without the Trust incurring disproportionate expenses. During these periods the amounts in the Principal Account will remain uninvested, thus reducing the return to Unit holders. Amounts, if any, which cannot be reinvested during the Reinvestment Period into additional Ginnie Maes will be distributed to Unit holders semiannually unless the amount available for distribution is less than $1.00 per 100 Units. In such a circumstance, Unit holders should be aware that at the time of the receipt of such principal they may not be able to reinvest such amounts in other securities at a yield equal to or in excess of the yield which such principal would have earned to Unit holders had the principal been reinvested in additional Ginnie Maes. In addition, principal will not be reinvested and will be distributed to Unit holders if required to maintain the status of the Trust as a "regulated investment company." See "What is the Tax Status of Unit Holders?" The costs of acquiring the additional Ginnie Maes will be borne by the Trust and hence, the Unit holders. Although it is currently anticipated that the Trustee will purchase Ginnie Maes directly from market makers, the Trustee may retain the Sponsor to purchase the additional Ginnie Maes and pay them usual and customary brokerage commissions. There will be no attempt to time or delay the purchase of additional Ginnie Maes for reinvestment to take advantage of market movements.


In selecting Ginnie Maes for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the types of such securities available; (ii) the prices and yields of such securities relative to other comparable securities, including the extent to which such securities are trading at a premium or at a discount from par; and
(iii) the maturities of such securities. See "Portfolio" for information with respect to the Securities initially selected for deposit in the Trust. The Ginnie Maes included in the Trust are backed by the indebtedness secured by the mortgages contained in the underlying mortgage pools.

Risk Factors. An investment in Units of the Trust should be made with an understanding of the risks which an investment in fixed rate long-term debt obligations may entail, including the risk that the value of the Portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying Securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. For example, the high inflation during certain periods, together with the fiscal measures adopted to attempt to deal with it, has resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long-term debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future or whether the reinvestment of principal will mitigate the impact of these fluctuations.


The Portfolio of the Trust consists of Ginnie Maes (or contracts to purchase Ginnie Maes) fully guaranteed as to payments of principal and interest by GNMA. Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range set forth in the Portfolio. Current market conditions accord little or no difference in price among individual Ginnie Mae securities with the same coupon within certain ranges of stated maturity dates on the basis of the difference in the maturity dates of each Ginnie Mae. A purchase of Ginnie Maes with the same coupon rate and maturity date within such range will be considered an acquisition of the same security for both additional deposits and for the reinvestment of principal. In the future, however, the difference in maturity ranges could affect market value of the individual Ginnie Maes.
At such time, any additional purchases by the Trust will take into account the maturities of the individual securities. The mortgages underlying the Ginnie Maes in the Trust have an original stated maturity of up to 30 years.


The reinvestment of principal by the Trustee in additional Ginnie Maes may result in Securities being acquired at a market discount or market premium.

The Portfolio of the Trust may contain Securities which were acquired at a market discount. Such Securities trade at less than par value because the interest coupons thereon are lower than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of Ginnie Maes purchased at a market discount will increase in value faster than Ginnie Maes purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Ginnie Maes purchased at a market discount will decrease faster than Ginnie Maes purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Ginnie Maes and the prepayment benefit for lower yielding, discount Ginnie Maes will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

The Portfolio of the Trust may contain Securities which were acquired at a market premium. Such Securities trade at more than par value because the interest coupons thereon are higher than interest coupons on comparable debt securities being issued at currently prevailing interest rates. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparably rated debt securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Prepayments of principal on securities purchased at a market premium are more likely than prepayments on securities purchased at par or at a market discount and the level of prepayments will generally increase if interest rates decline. Market premium attributable to interest changes does not indicate market confidence in the issue.

The contracts to purchase Securities delivered to the Trustee represent an obligation by issuers or dealers to deliver Securities to the Sponsor for deposit in the Trust. Contracts are typically settled and the Securities delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Securities, if any, relating to "when, as and if issued" Securities or other Securities with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit is indicated in the Portfolio. Interest on "when, as and if issued" and delayed delivery Securities begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Securities have not yet been issued, as of the Initial Date of Deposit the Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Securities or that the delivery of such Securities or the delayed delivery Securities may be delayed. If such Securities, or replacement securities described below, are not acquired by the Trust or if their delivery is delayed, the Estimated Returns shown in the "Special Information" may be reduced.

In the event of a failure to deliver any Securities that have been purchased for a Series of the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified securities ("Replacement Securities") to make up the original corpus of the Series of the Trust. The Replacement Securities must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must satisfy the criteria previously described for Securities originally included in a Series of the Trust, (ii) must maintain as far as practical the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and years of maturities in the Portfolio, and (iii) shall not be "when, as and if issued" securities. Precise duplication of Failed Securities may not be possible because fractions of Ginnie Maes may not be purchased, but duplication will be the goal of the Sponsor with respect to Replacement Securities. Whenever Replacement Securities have been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Series of the Trust of the acquisition of the Replacement Securities and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Securities exceeded the cost of the Replacement Securities plus accrued interest. Except as provided below, once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor shall refund the principal and accrued interest (at the coupon rate of the relevant Securities to the date the Sponsor is notified of the failure) attributable to such failed contract and the pro rata portion of the sales charge attributable to such failed contract not more than thirty days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unit holders. Unit holders should be aware that at the time of the receipt of such refunded principal they may not be able to reinvest such principal in other securities at a yield equal to or in excess of the yield which such principal would have earned to Unit holders had the Failed Securities been delivered to the Trust.

The Sponsor may, from time to time, deposit additional Ginnie Maes in the Trust (while additional Units are to be offered to the public) maintaining, as closely as practical, the original percentage relationship between the principal amounts of Ginnie Maes of specified interest rates and years of maturities in the Trust.

During the Reinvestment Period, the Sponsor will direct the Trustee to reinvest principal payments and prepayments into additional securities. Precise duplication of the Ginnie Maes to be purchased with reinvested principal may not be possible because fractions of Ginnie Maes may not be purchased and substantially similar securities may not be available, but duplication will be the goal of the Sponsor with respect to the purchase of additional securities. Principal amounts which cannot be reinvested will be distributed to Unit holders semiannually unless the amount available for distribution is less than $1.00 per 100 Units. After the Reinvestment Period, principal will not be reinvested and will be distributed monthly to Unit holders. See "How are Interest and Principal Distributed?"

THE MORTGAGES UNDERLYING A GINNIE MAE MAY BE PREPAID AT ANY TIME WITHOUT PENALTY. A LOWER OR HIGHER CURRENT RETURN ON UNITS MAY OCCUR DEPENDING ON (I) WHETHER THE PRICE AT WHICH THE RESPECTIVE GINNIE MAES WERE ACQUIRED BY THE TRUST IS LOWER OR HIGHER THAN PAR, (II) WHETHER PRINCIPAL IS REINVESTED OR DISTRIBUTED TO UNIT HOLDERS AND (III) IF REINVESTMENT OCCURS, WHETHER THE GINNIE MAES PURCHASED BY THE TRUSTEE WITH REINVESTED PRINCIPAL ARE PURCHASED AT A PREMIUM OR DISCOUNT FROM PAR. DURING PERIODS OF DECLINING INTEREST RATES, PREPAYMENTS OF GINNIE MAES MAY OCCUR WITH INCREASING FREQUENCY BECAUSE, AMONG OTHER REASONS, MORTGAGORS MAY BE ABLE TO REFINANCE THEIR OUTSTANDING MORTGAGES AT LOWER INTEREST RATES. IN SUCH A CASE, (I) THE REINVESTMENT OF PRINCIPAL MAY BE AT PRICES WHICH RESULT IN A LOWER RETURN ON UNITS OR (II) PRINCIPAL WILL BE DISTRIBUTED TO UNIT HOLDERS WHO CANNOT REINVEST SUCH PRINCIPAL DISTRIBUTIONS IN OTHER SECURITIES AT AN ATTRACTIVE YIELD.

Each Unit initially offered represents the fractional undivided interest in the Trust set forth in the "Summary of Essential Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest represented by such fraction will remain substantially unchanged. However, if additional Units are issued (in connection with the deposit by the Sponsor of additional Securities), the aggregate value of Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit in the balance will be decreased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Indenture.

Description of Securities. The Ginnie Maes included in the Trust are backed by the indebtedness secured by underlying mortgage pools of up to 30 year mortgages on 1- to 4-family dwellings. The pool of mortgages which is to underlie a particular new issue of Ginnie Maes is assembled by the proposed issuer of such Ginnie Maes. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.

The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party, such as another mortgage banker, a banking institution, the Veterans Administration ("VA")(which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several other governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured"), or Title V of the Housing Act of 1949 ("FMHA Insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, U.S.C. ("VA-guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which GNMA issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of GNMA. All mortgages in the pools backing the Ginnie Maes contained in the Trust are mortgages on 1- to 4-family dwellings (having a stated maturity of up to 30 years for Securities in the Trust but an estimated average life of considerably less as set forth in "Special Information"). In general, the mortgages in these pools provide for equal monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate on the unpaid balance.

To obtain GNMA approval of a new pool of mortgages, the issuer will file with GNMA an application containing information concerning itself, describing generally the pooled mortgages, and requesting that GNMA approve the issue and issue its commitment (subject to GNMA's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Maes to be issued by the issuer. If the application is in order, GNMA will issue its commitment and will assign a GNMA pool number to the pool. Upon completion of the required documentation (including detailed information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to GNMA pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between GNMA and the issuer), the issuance of the Ginnie Maes is permitted. When the Ginnie Maes are issued, GNMA will endorse its guarantee thereon. The aggregate principal amount of Ginnie Maes issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Maes is currently fixed at 1/2 of 1% below the interest rate of the pooled 1- to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as GNMA's guaranty fee.

Ginnie Mae IIs consist of jumbo pools of mortgages from more than one issuer. By allowing pools to consist of multiple issuers, it allows for larger and more geographically diverse pools. Unlike Ginnie Mae Is, which have a minimum pool size of $1 million, Ginnie Mae IIs have a minimum pool size of $7 million. In addition, the interest rates on the mortgages within the Ginnie Mae II pools will vary unlike the mortgages within pools in Ginnie Mae Is which all have the same rate. The rates on the mortgages will vary from 50 basis points to 150 basis points above the coupon rate on the GNMA bond. This 50-150 basis point spread is allowed for servicing and custodial fees as well as the GNMA's guaranty fee. The major advantage of Ginnie Mae IIs lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

All of the Ginnie Maes in the Trust, including the Ginnie Mae IIs, are of the "fully modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof (including the Trust) of their pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers, including, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Maes, whether or not the interest on the underlying mortgages has been collected by the issuers.

The Ginnie Maes in the Trust are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes in the Trust are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so.

GNMA is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of and interest on securities which are based on or backed by a trust or pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA. Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit."/Note1/ GNMA is empowered to borrow from the United States Treasury to the extent necessary to make any payments of principal and interest required under such guaranties.

Ginnie Maes are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Maes do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against GNMA. Holders of Ginnie Maes (such as the Trust) have no security interest in or lien on the underlying mortgages.

The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the Trust and not to the Units offered hereby.

Monthly payments of principal will be made, and additional prepayments of principal may be made, to the Trust in respect of the mortgages underlying the Ginnie Maes in the Trust. All of the mortgages in the pools relating to the Ginnie Maes in the Portfolio of the Trust are subject to prepayment without any significant premium or penalty at the option of the mortgagors. While the mortgages on 1- to 4-family dwellings underlying the Ginnie Maes have a stated maturity of up to 30 years for the Trust, it has been the experience of the mortgage industry that the average life of comparable mortgages, owing to prepayments, refinancings and payments from foreclosures, is considerably less. See "Special Information."

In the mid 1970's published yield tables for Ginnie Maes utilized a 12 year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid 1950's to the mid 1970s. This 12 year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. THE ASSUMPTION IS NO LONGER AN ACCURATE MEASURE OF THE AVERAGE LIFE OF GINNIE MAES OR THEIR UNDERLYING SINGLE FAMILY MORTGAGE POOLS. RECENTLY IT HAS BEEN OBSERVED THAT MORTGAGES ISSUED AT HIGH INTEREST RATES HAVE EXPERIENCED ACCELERATED PREPAYMENT RATES WHICH WOULD INDICATE A SIGNIFICANTLY SHORTER AVERAGE LIFE THAN 12 YEARS. TODAY, RESEARCH ANALYSTS USE COMPLEX FORMULAE TO SCRUTINIZE THE PREPAYMENTS OF MORTGAGE POOLS IN AN ATTEMPT TO PREDICT MORE ACCURATELY THE AVERAGE LIFE OF GINNIE MAES. THE BASES FOR THE CALCULATION OF THE ESTIMATED AVERAGE LIFE OF THE SECURITIES IN THE TRUST AND OTHER RELATED MATTERS IS SET FORTH IN "WHAT ARE ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN?"

A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes in the Portfolio. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the estimates or experience of the FHA, other mortgage lenders, dealers or market makers or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes in the Trust. Even though the reinvestment of principal may mitigate the effects of prepayments of principal, the termination of the Trust might be accelerated as a result of prepayments made as described herein.

In addition to prepayments which the Trustee is unable to reinvest, sales of Securities of the Trust under certain permitted circumstances may result in an accelerated termination of the Trust. Also, it is possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce a Series of the Trust to a size resulting in such termination. Early termination of the Trust may have important consequences to the Unit holder, e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment; or the overall return on

* Any statement in this Prospectus that a particular security is backed by the full faith and credit of the United States is based upon the opinion of an Assistant Attorney General of the United States and should be so construed.

investment may be less or greater than anticipated, depending in part on whether the purchase price paid for Units represented the payment of an overall premium or a discount, respectively, above or below the stated principal amounts of the underlying mortgages. In addition, a capital gain or loss may result for tax purposes from termination of the Trust.

What is the Rating of the Units?


Standard & Poor's Ratings Group, a Division of The McGraw-Hill Companies ("Standard & Poor's") has rated Units of each Series of the Trust "AAA." This is the highest rating assigned by Standard & Poor's. See "Description of Standard & Poor's Rating." The obtaining of this rating by the Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of the Trust or the Units. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of the Trust or sales by the Trust of Securities for less than the purchase price paid by the Trust will reduce payment to Unit holders of the interest and principal required to be paid on such Securities. There is no guarantee that the "AAA" investment rating with respect to the Units will be maintained. Standard & Poor's will be compensated by the Sponsor for its services in rating Units of the Trust.


What are Estimated Current Return and Estimated Long-Term Return?

Debt securities are customarily offered to investors on a "yield price" basis (as contrasted to a "dollar price" basis) at the lesser of the price as computed to maturity of such debt security or to an earlier redemption date. Since Units of the Trust are offered on a dollar price basis, the estimated rate of return on an investment in Units of the Trust is stated in terms of "Estimated Current Return and Estimated Long-Term Return."


At the opening of business on the Initial Date of Deposit, the Estimated Current Return (if applicable) and the Estimated Long-Term Return for the Trust is as set forth in the "Special Information" herein. Estimated Current Return is computed by dividing the Estimated Net Annual Interest Rate per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Rate per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, reinvestment of principal, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Current Return does not take into account timing of distributions of income and other amounts (including delays in distribution to Unit Holders), and it only partially reflects the effects of premiums paid and discounts realized in the purchase price of Units.


Unlike Estimated Current Return, Estimated Long-Term Return is a measure of the estimated return to the investor earned over the estimated life of the Trust. The Estimated Long-Term Return represents an average of the yields to estimated average life of the Securities in the Trust and adjusted to reflect expenses and sales charges. The estimated long-term return figure is calculated using an estimated average life for the Securities and adjusting this figure upward for the reinvestment of principal and is set forth in "Special Information" herein. Estimated average life is an essential factor in the calculation of Estimated Long-Term Return. When a Trust has a shorter average life than is estimated, Estimated Long-Term Return will be higher if the Trust contains Securities priced at a discount and lower if the Securities are priced at a premium. Conversely, when a Trust has a longer average life than is estimated, Estimated Long-Term Return will be lower if the Securities are priced at a discount and higher if the Securities are priced at a premium. In order to calculate estimated average life, an estimated prepayment rate for the remaining term of the mortgage pool must be determined. Each of the primary market makers in GNMA securities has sophisticated computer models which are used to determine the estimated prepayment rate for GNMA securities. Each computer model takes into account a number of factors and assumptions including: actual prepayment data reported by GNMA for recent periods on a particular pool, the impact of aging on the prepayment of mortgage pools, the current interest rate environment, the coupon, the housing environment, historical trends on GNMA securities as a group, geographical factors and general economic trends. Because of differences in the weighting of such factors and assumptions such computer models maintained by the market makers in GNMA securities produce estimated prepayment rates which vary. In connection with the deposit of Securities in the Trust, the Sponsor, in determining an estimated prepayment rate, has utilized information provided by a market maker in GNMA securities which it believes to be reliable. However, it is possible that another computer model might provide an estimated prepayment rate which would prove over the life of the Securities to be more accurate. Once an appropriate estimated prepayment rate is ascertained, an estimated average life is calculated and is adjusted upward for the reinvestment of principal. The estimated average life for the Trust provided in "Special Information" herein is subject to change with alterations in the data used in any of the underlying assumptions and assumes that principal payments and prepayments will be reinvested into similar securities. The actual average lives of the Securities and the actual long term returns will be different from the estimated average lives and the estimated long term returns. In calculating Estimated Long-Term Return, the average yield for the Portfolio is derived by weighting each Security's yield by the market value of the Security and by the amount of time remaining to the estimated average life. Once the average yield on the Securities in the Trust is computed, this figure is then adjusted for estimated expenses and the effect of the maximum sales charge paid by investors. The Estimated Long-Term Return calculation does not take into account certain delays in distributions of income and the timing of other receipts and distributions on Units and may, depending on maturities, over or understate the impact of sales charges. Both of these factors may result in a lower return.

Both Estimated Current Return (if applicable) and Estimated Long-Term Return are subject to fluctuation with changes in the compositions of the Portfolio of the Trust, principal payments and prepayments and changes in market value of the underlying Securities, reinvestment of principal payments and prepayments into additional Securities and changes in fees and expenses, including sales charges, and therefore can be materially different than the figures set forth in "Special Information" herein. In addition, return figures may not be directly comparable to yield figures used to measure other investments, and since return figures are based on certain assumptions and variables, the actual returns received by a Unit holder may be higher or lower. Estimated cash flows for the Trust are available without charge from the Sponsor upon request.

Payments received in respect of the mortgages underlying the Ginnie Maes in the Trust will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on the mortgages underlying the Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, in the absence of reinvestment, principal payments in later years would be substantially less since the aggregate unpaid principal balances of such underlying mortgages would have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in the Trust are prepaid faster than the other underlying mortgages, the Net Annual Interest Rate per Unit and the Estimated Returns on the Units with respect to the Trust may decline whether or not the Trustee is able to reinvest principal. Monthly payments to the Unit holders will reflect all of the foregoing factors.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Trust, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts furnished by the Sponsor. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments have been made.

Record Dates for monthly distributions of interest are the first day of each month and the Distribution Dates for distributions will be on the last day of such month.

How is Accrued Interest Treated?

Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on

Securities in the Trust is paid monthly to the Trust. However, interest on the Securities in the Trust is accounted for daily on an accrual basis. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date the Public Offering Price of Units will have added to it the proportionate share of accrued and undistributed interest to the date of settlement. Unit holders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unit holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement of Units purchased, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unit Holders-How are Interest and Principal Distributed?"

Except through an advancement of its own funds, the Trustee has no cash for distribution to Unit holders until it receives interest payments on the Securities in the Trust. The Trustee will recover its advancements without interest or other costs to the Trust from interest received on the Securities in the Trust. When these advancements have been recovered, regular distributions of interest to Unit holders will commence (see "Rights of Unit Holders-How are Interest and Principal Distributed?").

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. If a Unit holder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the interest held in the Interest Account for distributions to Unit holders and since such Account is non-interest bearing to Unit holders, the Trustee benefits thereby. See "Public Offering-How Is the Public Offering Price Determined?" for information with respect to the uncertainty during certain periods of each month of the precise amount of accrued interest of the Ginnie Maes.

What are the Expenses and Charges?


With the exception of bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust except that it may receive brokerage commissions in connection with the acquisition of Securities by the Trustee with reinvested principal. It is currently contemplated that the Trustee will acquire such Securities in principal transactions directly from dealers and that no brokerage fees will be paid. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such bookkeeping and administrative services may exceed the actual costs of providing such services for this Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. The fee may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trust.


For purposes of evaluation of the Securities in the Trust, the Evaluator will receive a fee as indicated in "Summary of Essential Information." The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as indicated in "Special Information." For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders." The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date from the Interest Account to the extent funds are available and then from the Principal Account. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.


Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over a period not to exceed five years from the Initial Date of Deposit. The following additional charges are or may be incurred by the Trust: all expenses (including legal, annual auditing expenses and the costs of acquiring Securities with reinvested principal) of the Trustee incurred in connection with its responsibilities under the Indenture, except in the event of negligence, bad faith or willful misconduct on its part; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor contemplated); and expenditures incurred in contacting Unit holders upon termination of the Trust. The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all these amounts if funds are not otherwise available in the Interest and Principal Accounts. Due to the minimum principal amount in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.


Unless the Sponsor determines that such an audit is not required, the Indenture requires the accounts of the Trust shall be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for Units, the Sponsor shall bear the cost of such annual audits to the extent such cost exceeds $0.005 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements from the Trustee upon request.

What is the Tax Status of Unit Holders?


The Trust, which is an association taxable as a corporation under the Internal Revenue Code, intends to qualify on a continuing basis for special federal income tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unit holders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unit holders. In addition, to the extent the Trust distributes to Unit holders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." The Trust intends to timely distribute its taxable income (including any net capital gains) to avoid the imposition of Federal income tax or the excise tax.



The Trust intends to file its Federal income tax returns on a calendar year basis. In any taxable year of the Trust, the distributions of the Trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to the Unit holders. To the extent that distributions to a Unit holder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unit holder's basis in his Units, and to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Distributions from the Trust will not be eligible for the 70% dividends received deduction for corporations. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unit holders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unit holders) on December 31 of the year such distributions are declared. Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust as long as the Units of the Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of the Trust are held by fewer than 500 persons, additional taxable income will be realized by the individual and Unit holders in excess of the distributions received from the Trust.



Distributions of the Trust's net capital gain which the Trust designates as capital gain dividends will be taxable to Unit holders as long-term capital gains, regardless of the length of time the Units have been held by a Unit holder. However, if a Unit holder receives a long-term capital gain dividend (or is allocated a portion of the Trust's undistributed long-term capital gain) and sells his Units at a loss prior to holding them for 6 months, such loss will be recharacterized as long-term capital loss to the extent of such long-term capital gain received as a dividend or allocated to a Unit holder. Distributions in partial liquidation reflecting the proceeds of prepayments, redemptions, maturities (including monthly mortgage payments of principal) or sales of Securities (exclusive of net capital gain) will not be taxable to Unit holders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unit holder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. A Unit holder may recognize a taxable gain or loss when his Units are sold or redeemed. Such gain or loss will generally constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unit holder has held his Units. Any loss of Units held six months or less will be treated as long-term capital loss to the extent of any long-term capital gains dividends received (or deemed to have been received) by the Unit holder with respect to the Units. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28 percent. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less.



The "Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.



If a Ginnie Mae has been purchased by the Trust at a market discount (i.e., for a purchase price less than its stated redemption price at maturity (or, if issued with original issue discount, its "revised issue price")), unless the amount of market discount is "de minimis" as specified in the Code, each payment of principal on the Ginnie Mae will generally constitute ordinary income to the Trust to the extent of any accrued market discount unless the Trust elects to include the accrued market discount in taxable income as it accrues. In the case of a Ginnie Mae, the amount of market discount that is deemed to accrue each month shall generally be the amount of discount that bears the same ratio to the total amount of remaining market discount that the amount of interest paid during the accrual period (each month) bears to the total amount of interest remaining to be paid on the Ginnie Mae as of the beginning of the accrual period.

Each Unit holder of the Trust shall receive an annual statement describing the tax status of the distributions paid by the Trust.



Investment in the Trust may be particularly well suited for purchase by funds and accounts of individual investors that are exempt from Federal income taxes such as Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. (See "Why are Investments in the Trust Suitable for Retirement Plans?")



Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding.



The foregoing discussion relates only to the Federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unit holders.



A Unit holder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unit holders should consult their tax advisers in this regard.


Distributions reinvested into additional Units of the Trust will be taxed to a Unit holder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

Why are Investments in the Trust Suitable for Retirement Plans?

The Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

How Can Distributions to Unit Holders be Reinvested?


The Sponsor has entered into an arrangement with Oppenheimer Funds, Inc. which permits Unit holders of the Trust to elect to have each distribution of interest income or principal, or both, on their Units automatically reinvested in shares of any open-end fund offered by OppenheimerFunds. In addition, Unit holders of the Trust may elect to have each distribution of interest income or principal, or both, on their Units automatically reinvested into any other established account designated by the Unit holder (collectively, the "Reinvestment Option"). Oppenheimer Funds, Inc. is the investment adviser of OppenheimerFunds, which includes Oppenheimer Government Securities Fund, a fund with similar objectives to the Trust. Oppenheimer Government Securities Fund is an open-end, diversified management investment company. Oppenheimer Government Securities Fund seeks a high current return and safety of principal by investing principally in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, including GNMA mortgage-backed securities, as is considered consistent with the preservation of capital and maintenance of liquidity. The objectives and policies of Oppenheimer Government Securities Fund are presented in more detail in the prospectus pertaining to such Fund.


Each person who purchases Units of the Trust may elect to become a participant in the Reinvestment Option with respect to any open-end fund offered by OppenheimerFunds. After electing participation, each distribution of interest income or principal, or both, on the participant's Units will automatically be applied by the Trustee to purchase shares (or fractions thereof) of any open-end fund offered by OppenheimerFunds without a sales charge and with no minimum initial and subsequent investment requirements.

The transfer agent for the selected open-end fund offered by OppenheimerFunds will mail to each participant in the Reinvestment Option confirmations of all transactions undertaken for such participant in connection with the receipt of distributions from The First Trust GNMA Reinvestment Income Trust and the purchase of shares (or fractions thereof) of such open-end fund offered by OppenheimerFunds.


A participant may at any time, by so notifying the Trustee in writing, elect to terminate his participation in the Reinvestment Option and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsor and Oppenheimer Funds, Inc. all have the right to terminate the Reinvestment Option, in whole or in part.


It should be remembered that even if distributions are reinvested through the Reinvestment Option they are still treated as distributions for income tax purposes.

Unit holders of a Series of the Trust participating in IRAs, Keogh Plans, pension funds and other tax-deferred retirement plans may find it highly advantageous to participate in the Reinvestment Option in order to keep the monies in the account fully invested at all times. Should such option be selected, an account with an identical registration to that established at the time the Units of the Trust are purchased will be set up as selected by the investor. Investors should consult with their plan custodian as to the appropriate disposition of distributions. Unless participants in IRAs, Keogh Plans and other tax-deferred retirement plans elect the Reinvestment Option, cash distributions will be sent to the custodian of the retirement plan and will not be sent to the investor. See "Why are Investments in the Trust Suitable for Retirement Plans?"

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is determined by adding to the Evaluator's determination of the aggregate offering price of the Securities in the Trust, including any money in the Principal Account other than money required to redeem tendered Units, a sales charge of 4.25% of the Public Offering Price (which is equivalent to 4.439% of the net amount invested). During the initial offering period, the Sponsor's Repurchase Price is equal to the Evaluator's determination of the aggregate offering price of the Securities in the Trust. For secondary market sales after the completion of the initial offering period, the Public Offering Price is based on the Evaluator's determination of the aggregate bid price of the Securities in the Trust, including any money in the Principal Account other than money required to redeem tendered Units, and includes a sales charge of 4.50% of the Public Offering
Price (which is equivalent to 4.712% of the net amount invested). Also added to the Public Offering Price is a proportionate share of interest accrued but unpaid on the Securities after the First Settlement Date to the date of settlement of Units (see "The First Trust GNMA Reinvestment Income Trust-How is Accrued Interest Treated?").


The sales charge during the initial offering period is reduced by a discount as indicated below for volume purchases (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                          Discount
        Dollar Amount of                                  Expressed as a
        Transaction at Public                             Percentage of
        Offering Price                                    Public Offering Price
        _____________________                             _____________________
        $100,000 - $249,999                               0.25%
        $250,000 - $499,999                               0.50%
        $500,000 - $999,999                               0.75%
        $1,000,000 or more                                1.50%

An investor may aggregate purchases of Units of two consecutive similar series of a particular GNMA Trust for purposes of calculating the discount for volume purchases listed above. Additionally, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, dealers and their affiliates, the sales charge is reduced by 2.0% of the Public Offering Price for purchases of Units during the initial and secondary offering periods.


Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.


Any such reduced sales charge, including pursuant to a Letter of Intent described below, shall be the responsibility of the selling broker/dealers, banks or others. This reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one broker/dealer, bank or other. For purposes of calculating the applicable sales charge, except as noted in this section, purchases of Units in the Trust will not be aggregated with any other purchases by the same person of units in any series of tax-exempt or other unit investment trusts sponsored by Nike Securities L.P. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust or single fiduciary account.

A purchaser desiring to purchase during a 12 month period $1,000,000 or more of a series of The First Trust GNMA may qualify for a reduced sales charge by signing a nonbinding Letter of Intent. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of a series of The First Trust GNMA by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $1,000,000, the selling broker/dealer, bank or other will make a retroactive reduction of the sales charge on such units in the amount of 1.5% (reduced by any previous discount received on the units) of the Public Offering Price of the units. If a purchaser does not complete the required purchases under the Letter of Intent within the 12 month period, no such retroactive sales charge reduction shall be made. To qualify as a purchase under a Letter of Intent each purchase of units of The First Trust GNMA must equal or exceed $100,000.

On the Initial Date of Deposit, the Public Offering Price per Unit with respect to the Trust is as indicated in the "Summary of Essential Information." In addition to fluctuations in the amount of interest accrued but unpaid on Securities in the Trust, the Public Offering Price at any time during the initial offering period will vary from the Public Offering Price stated herein in accordance with fluctuations in the prices of the underlying Securities.

The aggregate price of the Securities in the Trust is determined by Securities Evaluation Service, Inc. acting as evaluator (the "Evaluator") on the basis of bid prices or offering prices as is appropriate, (1) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in

Securities comparable to those held by the Trust; (2) if such prices are not available for any of the Securities, on the basis of current market prices for comparable securities; (3) by determining the value of the Securities by appraisal; or (4) by any combination of the above.

There is a period of a few days (usually about five business days), beginning on the first day of each month, during which the total amount of payments (including prepayments, if any) of principal for the preceding month of the various mortgages underlying each of the Ginnie Maes in the Trust will not yet have been reported by the issuer to GNMA and made generally available to the public. During this period, the precise principal amount of the underlying mortgages remaining outstanding for each Ginnie Mae in the Trust, and therefore the precise principal amount of such Security, will not be known, although the precise principal amount outstanding for the preceding month will be known. Therefore, the precise amount of principal to be acquired by the Trustee as a holder of such Securities which will be reinvested into comparable securities will not be known. The Sponsor does not expect that the amounts of such prepayments and the differences in such principal amounts from month to month will be material in relation to the Trust due to the number of mortgages underlying each Ginnie Mae and the number of such Securities in the Trust. However, there can be no assurance that they will not be material. For purposes of the determination by the Evaluator of the offering prices and bid prices of the Ginnie Maes in the Trust and for purposes of calculations of accrued interest on the Units, during the period in each month prior to the time when the precise amounts of principal of the Ginnie Maes for the month become publicly available, the Evaluator will base its evaluations and calculations, which are the basis for calculations of the Public Offering Price, the Sponsor's Repurchase Price in the secondary market and the Redemption Price per Unit, upon the average monthly principal distribution for the preceding twelve month period. The Sponsor expects that the differences in such principal amounts from month to month will not be material to the Trust. Nevertheless, the Sponsor will adopt procedures as to pricing and evaluation for the Units of the Trust, with such modifications, if any, deemed necessary by the Sponsor for the protection of Unit holders, designed to minimize the impact of such differences upon the calculation of the accrued interest on the Units, the Public Offering Price per Unit, the Sponsor's Repurchase Price per Unit in the secondary market and the Redemption Price per Unit.

During the initial public offering period, a determination of the aggregate price of the Securities in the Trust is made by the Evaluator on an offering price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales made subsequent to the last preceding determination. For secondary market purposes, the Evaluator will be requested to make such a determination, on a bid price basis, as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open, effective for all sales, purchases or redemptions made subsequent to the last preceding determination. No evaluation will be made, however, on any day on which the Ginnie Mae securities markets are not generally open for business.

The Public Offering Price of the Units during the initial offering period is equal to the offering price per Unit of the Securities in the Trust plus the applicable sales charge. After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the bid price per Unit of the Securities in the Trust plus the applicable sales charge. The offering price of Securities in the Trust was greater than the bid price of such Securities on the Initial Date of Deposit by the aggregate amount and the amount per Unit indicated in the Portfolio.


Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. Initial transaction statements for Units held in uncertificated form representing Units so ordered will be issued to the registered owner of such Units within two business days of the issuance of such Units. See "Rights of Unit Holder-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units issued on the Initial Date of Deposit and additional Units issued after such date in respect of additional Ginnie Maes deposited by the Sponsor, will be distributed to the public at the Public Offering Price. Units reacquired by the Sponsor during the initial offering period may be resold at the then current Public Offering Price. Upon completion of the initial offering period, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this Prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units for sale in a number of states. Sales initially will be made to broker/dealers, banks or others at prices which represent a concession or agency commission of 2.6% per Unit. A concession of 3.0% of the Public Offering Price will be given to any broker/dealer, bank or other who purchases from the Sponsor at least 10,000 Units on the Initial Date of Deposit or on any other day during the initial offering period. For secondary market sales, broker/dealers, banks or others will receive a concession of 2.75% of the Public Offering Price. In addition, broker/dealers, banks and others who received a concession of 3.00% of the Public Offering Price in connection with their purchase of Units of the First Trust GNMA Reinvestment Income Trust, Series 68 on such trust's initial date of deposit will receive the same concession or agency commission regardless of the number of Series 71 Units purchased on the Initial Date of Deposit. The Sponsor reserves the right to change the amount of the concession to broker/dealers, banks or others from time to time. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated in the second preceding sentence. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act.


From time to time the Sponsor may implement programs under which broker/dealers, banks or others of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of broker/dealers, banks or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealers or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying broker/dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

A comparison of estimated current returns and estimated long-term returns with the returns on various investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.


Trust performance may be compared to performance on a total return basis to data obtained from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.


What are the Profits of the Sponsor?

The Sponsor will receive a gross sales commission during the initial offering period equal to 4.25% of the Public Offering Price (equivalent to 4.439% of the net amount invested) of the Trust. Any reduced sales charge shall be the responsibility of the selling broker/dealers, banks or others, for discounts made available to purchasers as described in "How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding additional concessions available to broker/dealers, banks or others. In addition, the Sponsor may be considered to have realized a profit or the Sponsor may be considered to have sustained a loss, as the case may be for the Trust, in the amount of any difference between the cost of the Securities to the Trust and the cost of such Securities to the Sponsor. See "Portfolio." During the initial offering period, broker/dealers, banks or others also may realize profits or sustain losses from the sale of Units or as a result of fluctuations after the Initial Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the broker/dealers, banks or others.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased (based on the bid prices of the Securities in the Trust) and the price at which Units are resold (which price is also based on the bid prices of the Securities in such Trust and includes a sales charge of 4.50%) or redeemed (based on the bid prices of the Securities in the Trust). The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously to offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Securities in the Trust plus interest accrued to the date of settlement. To the extent that a secondary market is maintained during the initial offering period, the prices at which Units of the Trust will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the portfolio of the Trust. The aggregate bid prices of the underlying Securities in the Trust, upon which the Sponsor's Repurchase Price and the Redemption Price are based, are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?


The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of a Series of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issues and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred, and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Interest and Principal Distributed?

The terms of the Ginnie Maes provide for payment to the holders thereof (including the Trust) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month, except for the first payment, which is not due until 45 days after the initial issue date of each Ginnie Mae. Interest from the Trust, including moneys representing penalties for the failure to make timely payments on Securities or liquidated damages for default or breach of any condition or term of the Securities will be distributed on or shortly after the last day of each month on a pro rata basis to Unit holders of record as of the preceding Record Date. All distributions will be net of applicable expenses.

During the Reinvestment Period, the pro rata share of cash in the Principal Account which has not been reinvested or committed for reinvestment will also be computed as of the first day of June and December and distributions to the Unit holders as of such Record Date will be made on June 30 and December 31. After the Reinvestment Period, the pro rata share of cash in the Principal Account will also be computed as of the first day of each month and distributions to the Unit holders as of such Record Date will be made on the last day of such month. Proceeds from the disposition of any of the Securities or amounts representing principal on the Securities received after such Record Date and prior to the following Distribution Date will be held in the Principal Account and not distributed until the next Distribution Date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per 100 Units.

The Trustee will credit to the Interest Account all interest received by the Trust, including moneys representing penalties for the failure to make timely payments on Securities or liquidated damages for default or breach of any condition or term of the Securities and that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts will be credited to the Principal Account. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the assets of the Trust until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

Record Dates for monthly distributions will be the first day of each month. Distributions will be made on the last day of such month. Distributions for an IRA, Keogh, pension fund or other tax-deferred retirement plan will not be sent to the individual Unit holder; these distributions will go directly to the custodian of the plan to avoid the penalties associated with premature withdrawals from such accounts.

What Reports Will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement as to (1) the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities, penalties for the failure to make timely payments on Securities or liquidated damages for default or breach of any condition or term of the Securities), deductions for payment of applicable taxes and for fees and expenses of the Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share per Unit outstanding on the last business day of such calendar year; (2) the Principal Account: the amount of principal on Securities, and the net proceeds received therefrom (excluding any portion representing interest), deduction for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount per Unit; (3) the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; (5) the dollar amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated; and
(6) such other information as the Trustee may deem appropriate. Unit holders of Units in uncertificated form shall receive no less frequently than once each year a dated written statement containing the name, address and taxpayer identification number, if any, of the registered owner, the number of Units registered in the name of the registered owner on the date of the statement and certain other information, that will be provided as required under applicable law.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities furnished to it by the Evaluator.

How May Units be Redeemed?


A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or, in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time), the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be canceled.


Accrued interest to the settlement date paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period will be determined on the basis of the offering price of the Securities, as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on the date any such determination is made. At the opening of business on the Initial Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Securities in the Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current bid prices of the Securities in each Series of the Trust) by the amount per Unit set forth in the "Summary of Essential Information." The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected,
(2) the value of the Securities in the Trust based on the prices of the Securities and (3) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices of the Securities obtained from dealers or brokers who customarily deal in securities comparable to those held by the Trust, (2) on the basis of bid prices for securities comparable to any securities for which bid prices are not available, (3) by determining the value of the Securities by appraisal, or (4) by any combination of the above. See "Public Offering-How is the Public Offering Price Determined?" for information with respect to the uncertainty during certain periods of each month of the precise amount of principal and accrued interest of the Ginnie Maes.


The difference between the bid and offering prices of such Securities may be expected to average 1/4 to 1/2 of 1% of the principal amount of such Securities. Therefore, the price at which Units may be redeemed could be less than the price paid by the Unit holder. At the opening of business on the Initial Date of Deposit the aggregate current offering price of such Securities exceeded the Redemption Price (based upon current bid prices of such Securities) by the aggregate amount and the amount per Unit indicated in the Portfolio.

The Trustee is empowered to sell underlying Securities in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Ginnie Maes are sold in minimum face amounts which range from $25,000 to $100,000. Due to the minimum principal amount in which Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. Such excess proceeds will be placed in the Principal Account and eligible for reinvestment or for distribution pro rata to all remaining Unit holders of record.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practical, or for such other periods as the Securities and Exchange Commission may by order permit.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Securities be Removed from the Trust?

The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Securities in the event certain events occur that adversely affect the value of Securities including default in payment of interest or principal, default in payment of interest or principal of other obligations guaranteed or backed by the full faith and credit of the United States of America, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors.

If any default in the payment of principal or interest on any Security occurs and if the Sponsor fails to instruct the Trustee to sell or to hold such Security within thirty days after notification by the Trustee to the Sponsor of such default, the Trustee may, in its discretion, sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

The Trustee is also empowered to sell, for the purpose of redeeming Units tendered by any Unit holder, and for the payment of expenses for which funds may not be available, such of the Securities in a list furnished by the Sponsor as the Trustee in its sole discretion may deem necessary. Except as stated under "What is the First Trust GNMA Reinvestment Income Trust?", the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?


Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA Reinvestment Income Trust, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust, and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number 708-241-4141. As of December 31, 1994, the total partners' capital of Nike Securities L.P. was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any other dealers. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)


Who is the Trustee?


The Trustee is The Chase Manhattan Bank (National Association) a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust offices at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Fund may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.


The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Series of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is Securities Evaluation Service, Inc., 531 East Roosevelt Road, Suite 200, Wheaton, Illinois 60187. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee), provided that the Indenture is not amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Trust, except for the substitution of Replacement Securities for Failed Securities or the purchase of additional Securities pursuant to the Indenture. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

The Trust may be liquidated at any time by consent of 100% of the Unit holders or by the Trustee when the principal amount of the Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 40% of the total principal amount of the Securities initially deposited in such Trust, or in the event that Units not yet sold aggregating more than 60% of the Units initially deposited are tendered for redemption by the dealers or others, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units by the dealers or others, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Indenture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond December 31, 2045. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder (including the Sponsor if it then holds any Units), upon surrender for cancellation of his Units, his pro rata share of the balances remaining in the Interest and Principal Accounts, all as provided in the Indenture.

Legal Opinions

The legality of the Units offered hereby will be passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, will act as counsel for the Trustee.

Experts

The statement of net assets, including the portfolio, of the Trust at the opening of business on the Initial Date of Deposit, appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          The First Trust GNMA Reinvestment Income Trust,
                                                               Series 71


Special Information
                                                                                                   Monthly
                                                                                                   _______
Calculation of Estimated Net Annual Interest Income per Unit (1)
   Estimated Annual Interest (excluding the effect of premiums)                                    $     .9000
   Less: Estimated Annual Expense                                                                  $     .0254
   Estimated Net Annual Interest Income per Unit                                                   $     .8746
Estimated Daily Rate of Net Interest Accrual per Unit                                              $     .0024
Estimated Current Return Based on Public Offering Price (2)                                               7.84%
Estimated Long-Term Return Based on Public Offering Price (2)                                             7.06%
Estimated Average Life (3)                                                                           8.50 yrs.
CUSIP                                                                                              337335  798


Trustee's Annual Fee                    $.0092 per annum per Unit
                                        outstanding annually, exclusive
                                        of expenses of the Trust,
                                        commencing February 21, 1996.


Income Distributions


Estimated first distribution of $.0122 per Unit will be paid on March 31, 1996 to Unit holders of record on March 1, 1996 (The First General Record Date). The estimated first distribution will consist entirely of interest.



Subsequent distributions will be paid on or shortly after the last day of each month to holders of record of Units on the first day of such month.


Principal Distributions


During the Reinvestment Period principal will be reinvested subject to certain exceptions. Principal not reinvested will be distributed on June 30 and December 31 of each year to all Unit holders of record on June 1 and December 1, respectively. After the Reinvestment Period, principal will be distributed with the income distributions described above.



No distributions need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units.


[FN]
________________
(1) Assumes delivery of all Securities; in the event that any contract for the purchase of Securities shall be delayed or not be completed, the Estimated Returns may be reduced.

(2) The Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated average life of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Unit of the Trust. Since the market values and estimated average lives of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the date and estimated amount of principal returned while the Estimated Current Return calculation includes only the Net Annual Interest Income and Public Offering Price. Neither rate reflects the true return to Unit holders which is lower because neither includes the effect of certain delays in distributions to Unit holders and includes an internal compounding rate that takes into account the premium coupon rate of the Securities. These figures are based on per Unit cash flows. Cash flows will vary with changes in fees and expenses, with the principal prepayment, principal reinvestment, redemption, maturity, exchange or sale of the underlying Securities and with changes in the average life assumptions of the GNMA pools. Estimated Cash Flows for this Trust are available upon request at no charge from the Sponsor.

(3) Estimated Average Life is calculated as described in "What are Estimated Current Return and Estimated Long-Term Return?" and takes into consideration the reinvestment of principal during the life of the Reinvestment Period.

                                                                Portfolio

                THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST, SERIES 71
               At the Opening of Business on the Initial Date of Deposit-
                                                        February 21, 1996


Government National Mortgage Association, Modified Pass-Through Mortgage-
                           Backed Securities


                                                     Cost of             Cost of           Profit
Principal       Coupon       Years of Stated         Securities to       Securities        or (Loss) to
Amount          Rate         Maturity                Sponsor (1)         to Trust (2)      Sponsor
__________      ______       _______________         ____________        ____________     _____________
$1,570,192      9.00%        2016 - 2018             $ 1,670,292          $1,678,143       $7,851
==========      =====        ============            ===========          ==========       ======

[FN]
____________
(1) All Securities on the Initial Date of Deposit are represented by the Sponsor's contracts to purchase such Securities. Such contracts were acquired by the Sponsor on January 20, 1996. Interest will begin accruing to the benefit of Unit holders from February 26, 1996, the First Settlement Date of the Trust.

(2) The cost of the Securities to the Trust represents the offering side evaluation of the Securities as determined by Securities Evaluation Service, Inc. The offering side evaluation is greater than the current bid side evaluation of the Securities which is the basis on which Redemption Price per Unit is determined. The aggregate value based on the bid side evaluation at the opening of business on the Initial Date of Deposit was $1,674,217, which is $3,926 ($.025 per Unit; .250% of the aggregate principal amount) lower than the aggregate cost of the Securities to the Trust based on the offering side evaluation.

In addition to the information as to the GNMA fully modified pass- through mortgage-backed Securities set forth under "Portfolio," the Trustee will furnish Unit holders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each such Security in the Portfolio upon written request.

                     REPORT OF INDEPENDENT AUDITORS


The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST, Series 71



We have audited the accompanying statement of net assets, including the portfolio, of The First Trust GNMA Reinvestment Income Trust, Series 71 (the "Trust") as of the opening of business on February 21, 1996. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust at the opening of business on February 21, 1996. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust GNMA Reinvestment Income Trust, Series 71 at the opening of business on February 21, 1996 in conformity with generally accepted accounting principles.


        ERNST & YOUNG LLP


Chicago, Illinois
February 21, 1996

                                                  Statement of Net Assets

                                               At the Opening of Business
                        On the Initial Date of Deposit, February 21, 1996


                                                                                       The First Trust
                                                                                       GNMA
                                                                                       Reinvestment
                                                                                       Income
                                                                                       Trust,
                                                                                       Series 71
                                                                                       _______________
NET ASSETS
Delivery statements relating to Sponsor's contracts
     to purchase Securities (1)(2)                                                     $1,678,143
Accrued interest on underlying Securities (2)(3)                                            7,851
Organizational and offering costs (4)                                                      50,000
                                                                                       __________
                                                                                        1,735,994
Less accrued organizational and offering costs (4)                                        (50,000)
Less distributions payable (3)                                                            ( 7,851)
                                                                                       ___________
Net assets                                                                             $1,678,143
                                                                                       ===========
Outstanding Units of fractional undivided interest                                        157,019

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                  $1,752,630
Less gross underwriting commissions (5)                                                    74,487
                                                                                       ___________
Net assets                                                                             $1,678,143
                                                                                       ===========

________________
[FN]
Notes:

(1) The aggregate offering price of the Securities of the Trust listed under "Portfolio" on the Initial Date of Deposit herein and their cost to the Trust are the same. The offering price shown above has been determined by Securities Evaluation Service, Inc., certain shareholders of which are officers of the Sponsor.

(2) Pursuant to delivery statements relating to contracts to purchase Securities, an irrevocable letter of credit held by the Trustee has been deposited in the Trust as collateral. The amount of available letter of credit and the amount expected to be utilized for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the Securities to be purchased, (b) accrued interest on those Securities to the Initial Date of Deposit and (c) accrued interest on those Securities from the Initial Date of Deposit to the expected dates of delivery of the Securities.

                                                                                    Accrued       Accrued
                                                                  Aggregate         Interest to   Interest to
                                     Letter of Credit             Offering          Initial       Expected
                                                 To be            Price of          Date of       Dates of
Series                            Available      Utilized         Securities        Deposit       Delivery
______                            _________      ________         __________        ___________   ___________
The First Trust GNMA
  Reinvestment Income Trust,
  Series 71                       $1,700,000     $1,685,994       $1,678,143        $7,851        $0

(3) The Trustee will advance to the Trust the amount of accrued interest to February 26, 1996, the First Settlement Date of the Trust, for distribution to the Sponsor as the Unit holder of record.

(4) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 5,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(5) The aggregate cost to investors and the aggregate gross underwriting commissions of 4.25% for the Trust are computed assuming no reduction of sales charge for quantity purchases.

                DESCRIPTION OF STANDARD & POOR'S RATING*

A Standard & Poor's rating on the units of an investment trust (hereinafter referred to collectively as "units" and "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unit holder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or, have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.
____________

*As described by Standard & Poor's.


CONTENTS:
Summary of Essential Information                                      3
The First Trust GNMA Reinvestment Income Trust:
        What is the First Trust GNMA Reinvestment Income Trust?       4
        Risk Factors                                                  5
        What is the Rating of the Units?                             10
        What are Estimated Current Return and
          Estimated Long-Term Return?                                10
        How is Accrued Interest Treated?                             11
        What are the Expenses and Charges?                           12
        What is the Tax Status of Unit Holders?                      13
        Why are Investments in the Trust
          Suitable for Retirement Plans?                             15
        How Can Distributions to Unit Holders be Reinvested?         15
Public Offering:
        How is the Public Offering Price Determined?                 16
        How are Units Distributed?                                   19
        What are the Profits of the Sponsor?                         20
        Will There be a Secondary Market?                            20
Rights of Unit Holders:
        How is Evidence of Ownership Issued and Transferred?         20
        How are Interest and Principal Distributed?                  21
        What Reports Will Unit Holders Receive?                      22
        How May Units be Redeemed?                                   22
        How May Units be Purchased by the Sponsor?                   23
        How May Securities be Removed from the Trust?                24
Information as to Sponsor, Trustee and Evaluator:
        Who is the Sponsor?                                          24
        Who is the Trustee?                                          24
        Limitations on Liabilities of Sponsor and Trustee            25
        Who is the Evaluator?                                        25
Other Information:
        How May the Indenture be Amended or Terminated?              25
        Legal Opinions                                               26
        Experts                                                      26
The First Trust GNMA Reinvestment Income Trust, Series 71            27
Portfolio                                                            28
Report of Independent Auditors                                       29
Statement of Net Assets                                              30
Description of Standard & Poor's Rating                              31

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.


                    FIRST TRUST (registered trademark)
                                  GNMA

                        REINVESTMENT INCOME TRUST
                                SERIES 71


                    First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-708-241-4141

                                Trustee:

             The Chase Manhattan Bank (National Association)
                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520


                            February 21, 1996


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE



                           MEMORANDUM


 RE:  THE FIRST TRUST GNMA REINVESTMENT INCOME TRUST, SERIES 72

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between The First Trust GNMA Reinvestment Income Trust, Series 68, which is the current fund, and The First Trust GNMA Reinvestment Income Trust, Series 72, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Trust and the statement of condition of the new Trust, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of The First Trust GNMA Fund, Series 1 (File No.
811-3969) related also to the subsequent series of the Trust.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 68 prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Trust.


               CONTENTS OF REGISTRATION STATEMENT


Item A.   Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Brokers' Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

Item B. This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule



                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust GNMA Reinvestment Income Trust, Series 72, has duly caused this Registration Statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized, in the Village of Lisle and State of Illinois on January 8, 1997.

                                THE FIRST TRUST GNMA
                                   REINVESTMENT INCOME TRUST,
                                   SERIES 72
                          (Registrant)

                              By: NIKE SECURITIES L.P.
                                                              (Depositor)


                              By:        Robert M. Porcellino
                                         Vice President

     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:

        NAME               TITLE*                         DATE

Robert D. Van Kampen Sole Director of       )
                     Nike Securities        )
                     Corporation the General)
                     Partner of Nike        )   January 8, 1997
                     Securities L.P.        )
                                            )
                                            )
                                            )Robert M. Porcellino
                                            )Attorney-in-fact**
                                            )





* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1 and 3.4 of the Registration Statement.


         CONSENT OF SECURITIES EVALUATION SERVICE, INC.

     The consent of Securities Evaluation Service, Inc. to the use of its name in the Prospectus included in this Registration
Statement  will  be  filed  as Exhibit 4.1  to  the  Registration
Statement.


CONSENT OF STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-
                           HILL, INC.

     The consent of Standard & Poor's Ratings Group, A Division of McGraw-Hill, Inc. to the use of its name in the Prospectus included in this Registration Statement will be filed as Exhibit
4.2 to the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by Amendment.



                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust GNMA, Series 62 and subsequent Series effective December 19, 1991 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-44532] filed on behalf of The First Trust GNMA, Series 62).

1.1.1*Form of Trust Agreement for Series 72 among Nike Securities
      L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series
      18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
      Amendment No. 1 to Form S-6 [File No. 33-43289] filed on behalf of The First Trust Combined Series 145).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-4

3.1*    Opinion  of  counsel as to legality of  securities  being
      registered.

3.3*    Opinion  of counsel as to New York income tax  status  of
      securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of Securities Evaluation Service, Inc.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series
      18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).



________________________
*      To be filed by amendment.

                               S-5